

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 4561

November 13, 2009

Elias MurrayMetzger
Chief Financial Officer
Avistar Communications Corp.
1875 S. Grant St., 10th Fl.
San Mateo, CA 94402

   **Re: Avistar Communications Corp.
     Preliminary Information Statement on Schedule 14C
     Filed November 5, 2009
     File No. 000-31121**

Dear Mr. MurrayMetzger:

  We have completed our review of your filing and have no further comments at this time on the specific issues raised.

       Sincerely,

       Maryse Mills-Apenteng
       Special Counsel